UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nordic American Tanker Shipping Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G65773106
(CUSIP Number)

May 28, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)

     Rule 13d-1(c)

     Rule 13d-1(d)

     CUSIP No. G65773106

     1.     Names of Reporting Persons: Teekay Shipping Corporation
             I.R.S. Identification Nos. of above persons (entities only). Not applicable.

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
               (a)
               (b) [x]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization: Republic of the Marshall Islands.

     Number of Shares Beneficially Owned by Each Reporting Person With

                 5.     Sole Voting Power. 0

                 6.     Shared Voting Power: 1,150,221*

                 7.     Sole Dispositive Power: 0

                 8.     Shared Dispositive Power: 1,150,221*

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,150,221*

     10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

     11.     Percent of Class Represented by Amount in Row (9): 11.8%

     12.     Type of Reporting Person: CO

     *       See Item 4 of this Schedule 13G

Item 1.

(a)	Name of Issuer: This Schedule 13G relates to Nordic American Tanker Shipping Limited, a Marshall Islands corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at Cedar House, 41 Cedar Avenue, Hamilton HMEX, Bermuda.

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being filed on behalf of Teekay Shipping Corporation (“Teekay”).

(b)	Address of Principal Business Office: The address of Teekay’s principal business office is: TK House, P. O. Box AP59214, Bayside Executive Park, West Bay Street & Lake Road, Nassau, Bahamas.

(c)	Citizenship: Teekay is organized under the laws of the Republic of the Marshall Islands.

(d)	Title of Class of Securities: This Schedule 13G relates to the Company’s common shares, $.01 par value per share.

(e)	CUSIP Number: The Company’s CUSIP number is G65773106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 1,150,221*

(b)	Percent of class: 11.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,150,221*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,150,221*

*     Effective May 28, 2001 Teekay acquired direct ownership of all of the outstanding shares of Ugland Nordic Shipping ASA, a Norwegian Shipping Company (“Ugland”). As sole shareholder of Ugland, Teekay has indirect beneficial ownership of the Company’s common shares directly owned of record by Ugland as of the date of this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2001
Date

TEEKAY SHIPPING CORPORATION

By: -s- Peter Antturi Name: Peter Antturi Title: Vice President, Treasurer and Chief Financial Officer

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)